June 3, 2022

Via: EDGAR

U.S. Securities & Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Craig Arakawa, Branch Chief

 Re:  Responses to the Securities and Exchange Commission

 Staff Comment Letter dated May 19, 2022

 Endeavour Silver Corp.

 Form 40-F for the Fiscal Year Ended December 31, 2021

 Filed March 10, 2022

 File No. 001-33153

Ladies and Gentlemen:

Endeavour Silver Corp. (the "Company") hereby respectfully submits this letter as response to the staff's comments set forth in the May 19, 2022 letter regarding the above-referenced Annual Report on Form 40F for the fiscal year ended December 31, 2021, as filed with the Securities and Exchange Commission ("SEC") on March 10, 2022 (File No. 001-33153).  For your convenience, the staff's comments are included below and we have numbered our responses accordingly.

Our responses are as follows:

Form 40-F for the Fiscal Year Ended December 31, 2021

Exhibit 99.2 - Consolidated Financial Statements

10. Mineral Properties, Plant and Equipment

(e) El Cubo, Mexico, page 26

1. Please tell us how you calculated the $16.8 million reversal of impairment related to El Cubo and explain how your calculation complies with paragraphs 122 and 123 of IAS36.

Please ensure your response addresses the following:

  Provide the net book value of the impaired assets by type prior to the reversal
  Provide the net book value of these assets by type after reversal and the methods used to determine this amount
  Demonstrate how the post reversal amounts agree to the assets and liabilities held for sale reported as of March 31, 2021.
  Clarify how the $200.1 million related to depletion and depreciation factors into the calculation of the reversal and what it represents.

Company response:

On March 17, 2022, a definitive agreement was signed to sell the El Cubo mine, plant and related equipment, including assumption of the asset retirement obligation, for consideration of $15.0 million, exclusive of any contingent consideration.  Upon the signing of the definitive agreement, the assets and liabilities were classified as held for sale and immediately prior to the classification, the El Cubo cash generating unit ("CGU") was remeasured.  At the time of remeasurement, the carrying value of the property, plant and equipment to be acquired was $1.2 million and the carrying value of the reclamation liability to be assumed was $4.6 million.

IAS 36 paragraphs 122 & 123 require that the reversal of an impairment loss for a CGU be allocated to the assets of the unit, pro rata with the carrying amounts of those assets.  They also require that the carrying amounts of an asset not be increased above the lower of:

(a) Its recoverable amount (if determinable); and

(b) The carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the assets in prior periods

The method used to determine the amount to be reversed was the lower of the recoverable amount and the carrying amount that would have been determined had no impairment been recognized for the assets in prior periods.

The recoverable amount of the El Cubo CGU was estimated to be $19.6 million, calculated as follows:

Recoverable amount of the El Cubo CGU:

Consideration per definitive agreement	15,000,000
Asset retirement obligation assumed on sale	4,615,231
Estimated cost to sell	(500,000)
19,615,231

The following table details the net book value of the impaired assets prior to reversal:

	Gross amount	Depn/ Depletion	Net Book value before reversal

Surface rights and mine development	81,181,435	(81,181,435)	-
Plant	10,785,141	(9,791,862)	993,279
Buildings	1,476,368	(1,267,631)	208,737
Misc. Office equipment	1,545,496	(1,536,027)	9,469
	94,988,440	(93,776,955)	1,211,485

The following table shows the hypothetical cost and accumulated depletion had no impairment been recorded

			Hypothetical Cost
			(net book value after
	Cost	Depn/ Depletion	reversal)

Surface rights and mine development	265,890,449	(265,890,449)	-
Plant	38,485,141	(23,369,535)	15,115,606
Buildings	5,876,368	(2,998,660)	2,877,708
Misc. Office equipment	1,645,496	(1,636,027)	9,469
	311,897,454	(293,894,671)	18,002,783

The difference between the hypothetical cost and accumulated depreciation and the actual cost and accumulated depreciation prior to reversal is $216,909,014 and $200,117,716, respectively. The net of these two numbers of $16,791,298 is the amount available to be reversed.

The sum of the net book value prior to reversal of $1,211,485 and the amount available to be reversed of $16,791,298 is $18,002,783.  As this amount is less than the recoverable amount of $19,615,231, the impairment amount available to be reversed of $16,791,298, was reversed.

At March 31, 2021, the reported assets held for sale consist of the $18,002,783 net book value after reversal, reduced by the estimated costs to sell of $500,000.  The reported liabilities held for sale consist of the asset retirement obligation to be assumed on sale of $4,615,231.

22. Segment Disclosures, page 39

2. We note your disclosure at page 12 of Management's Discussion and Analysis indicated that you suspended operations at El Compas in mid-August 2021 as the mineral reserves at the mine were exhausted.  Please tell us why the underlying mineral property, plant and equipment balances related to El Compas have not been fully depleted as of December 31, 2021.

Company response:

As of December 31, 2021, the carrying value of the mineral property, plant and equipment balances related to El Compas were broken down as follows:

Category	Cost	Accum Dep	Net value
Mineral Properties	14,795,180	(13,574,193)	1,220,987
Plant	6,396,360	(6,396,360)	-
Vehicles	133,439	(125,646)	7,793
Buildings	669,664	(129,237)	540,427
Office Furniture	509,347	(273,221)	236,126
	22,503,990	(20,498,657)	2,005,333

For the mineral properties, all development costs were fully depleted and the residual balance of $1.2 million consists of owned land directly surrounding the mine area with a carrying value of $400K and $800K for acquisition costs for two brownfields exploration properties in the surrounding district, Veta Grande and Calicanto, which were each acquired for $400K.  The Company currently has a royalty agreement with Capstone Mining on the Calicanto agreement that is generating cash flow and will continue with exploration activities for these projects.

The El Compas plant is fully depreciated and the Company maintains buildings, office equipment and vehicles to support care and maintenance and regional exploration activities.

If you should have any further questions regarding our response letter, please do not hesitate to contact me at cwest@edrsilver.com or 604-861-1252.

Sincerely,

Endeavour Silver Corp.

"Christine West"

Christine West

Chief Financial Officer